MOODY SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION REQUIRED BY SEC RULE 17A-5

DECEMBER 31, 2019

MOODY SECURITIES, LLC

Table of Contents

December 31, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68069

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Moody Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6363 Woodway, Suite 110
(No. and Street)

Houston	Texas	77057
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Engel
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frazier & Deeter, LLC
(Name – *if individual, state last, first, middle name*)

1230 Peachtree Street, Suite 1500	Atlanta	Georgia	30309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Robert Engel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Moody Securities, LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert W. Engel
Signature

Chief Financial Officer
Title

Lilian C. Aragon
Notary Public

LILIAN C. ARAGON
My Notary ID # 128211941
Expires April 4, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1230 Peachtree Street NE
Suite 1500
Atlanta, Georgia 30309
404.253.7500
www.frazierdeeter.com

FD Frazier &Deeter
CPAs & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Manager and Member of
Moody Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Moody Securities, LLC, (the "Company") as of December 31, 2019, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information included in the supplemental schedules has been subjected to audit procedures performed in conjunction with the audit of Moody Securities, LLC's financial statements. The supplemental information is the responsibility of Moody Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Frazier & Deeter, LLC

We have served as the Company's auditor since 2012.
Atlanta, Georgia
February 28, 2020

MOODY SECURITIES, LLC

Statement of Financial Condition

December 31, 2019

Assets

Cash	$ 431,979
Prepaid expenses	254,892
Total Assets	**$ 686,871**

Liabilities and Member's Equity

Accounts payable and accrued expenses	$ 204,954
Due to related parties	20,000
Total liabilities	224,954
Commitments and contingencies	
Member's equity	461,917
Total Liabilities and Member's Equity	$ 686,871

MOODY SECURITIES, LLC

Statement of Operations

For the Year Ended December 31, 2019

Revenues	$	9,415,046
Operating expenses:		
Commissions		8,259,034
General and administrative		2,028,128
Management fees		120,000
Registration and filing fees		44,573
Legal and professional fees		256,558
Payroll and related taxes		1,632,656
Total operating expenses		12,340,949
Net loss	$	(2,925,903)

See accompanying notes to financial statements.

MOODY SECURITIES, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2019

	Total Member's Equity
Balance at January 1, 2019	$ 548,820
Member cash contributions	2,839,000
Net loss	(2,925,903)
Balance at December 31, 2019	$ 461,917

See accompanying notes to financial statements.

MOODY SECURITIES, LLC

Statement of Cash Flows

For the Year Ended December 31, 2019

Cash flows from operating activities:		
Net loss	$	(2,925,903)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Prepaid expenses		119,261
Accounts payable and accrued expenses		16,149
Due to related parties		(2,000)
Net cash used in operating activities		(2,792,493)
Cash flows from financing activities:		
Member cash contributions		2,839,000
Net cash provided by financing activities		2,839,000
Net increase in cash		46,507
Cash - beginning of year		385,472
Cash - end of year	$	431,979

See accompanying notes to financial statements.

Page 8

MOODY SECURITIES, LLC

Notes to Financial Statements

December 31, 2019

Note 1 - General information and summary of significant accounting policies:

Description of business

Moody Securities, LLC (the "Company") was formed on September 21, 2007, as a Delaware Limited Liability Company for the purpose of providing financial services primarily to entities related to its sole member. The Company is a broker-dealer of securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

To date, the Company has received its funding from contributions from its sole member and its continued existence, in the absence of adequate cash flows from operations or other sources, will be dependent on receiving continued support from its member.

The Company is the dealer manager of Moody National REIT II, Inc.'s ("REIT II") public offering. The Company receives a selling commission of up to 6.0% of gross offering proceeds raised in REIT II's public offering, all or a portion of which could be re-allowed to participating broker-dealers. In addition, REIT II pays the Company a dealer manager fee of up to 2.5% of gross offering proceeds raised in REIT II's public offering, a portion of which could be re-allowed to participating broker-dealers. No selling commissions or dealer manager fee are paid for sales pursuant to REIT II's dividend reinvestment plans.

The Company is also the dealer manager for Moody Village One DST's ("Village One DST") offering of beneficial ownership interests and Moody National DST Sponsor, LLC's ("DST Sponsor") offering of unsecured promissory notes. The Company receives a selling commission of up to 6.0% of gross offering proceeds raised in Village One DST's offering and receives a selling commission of up to 5.0% of gross offering proceeds of DST Sponsor's offering, all or a portion of which could be re-allowed to participating broker-dealers. In addition, Village One DST and DST Sponsor pay the Company a non-accountable marketing and due diligence allowance equal to 1% of gross offering proceeds raised in Village One DST's and DST Sponsor's offerings, a portion of which could be re-allowed to participating broker-dealers. The Company also receives a placement fee equal to 1.0% of gross offering proceeds raised in Village One DST's offering and receives a placement fee equal 0.5% of gross offering proceeds raised in DST Sponsor's offering. The Company may sell beneficial ownership interests in Village One DST as a selling group member, thereby becoming entitled to selling commissions. The total aggregate amount of selling commissions, allowances, and expense reimbursements will not exceed 8.0% of gross offering proceeds raised in Village One DST's offering or 6.5% in DST Sponsor's offerings.

MOODY SECURITIES, LLC

Notes to Financial Statements

December 31, 2019

Basis of presentation

The Company has adopted the Financial Accounting Standards Board ("FASB") Codification ("Codification"). The Codification is the single official source of authoritative accounting principles generally accepted in the United States of America (U.S. GAAP) recognized by the FASB to be applied by nongovernmental entities. All of the Codification's content carries the same level of authority.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company considers all short-term highly liquid investments which are readily convertible into cash and have maturities as of the date of purchase of three months or less to be cash equivalents.

Income taxes

The Company was formed as a limited liability company and is treated as a sole proprietorship for federal income tax purposes. The earnings and losses of the Company are included in the member's income tax return. Consequently, the Company's income or loss is presented without a provision for federal and state income taxes. The Company's income or loss is allocated to the member in accordance with the organizational agreement.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authority, based on the technical merits of the position. The Company does not file composite state income tax returns. All federal and state income tax positions taken or anticipated to be taken in the income tax returns are attributable to the member and not to the Company.

As of December 31, 2019, there are no known items which would result in a material accrual related to where the Company has federal or state attributable tax positions.

Revenue recognition policy

All of the Company's revenues are considered to be revenues from contracts with customers. The Company does not have customer accounts receivable or obligations for warranties, returns or refunds to customers. The Company does not have revenue recognized from performance obligations that were satisfied in prior periods, and the Company does not have any transaction price allocated to unsatisfied performance obligations. No judgements or estimates are necessary in the identification and timing of satisfaction of performance obligations and the related allocation of transaction price. The Company believes that the Company's recognized revenue represents a faithful depiction of the transfer of services to the Company's customers.

The Company earns revenue through various investment banking activities primarily as an advisor in services related to debt and equity securities offerings. Commissions and management fee revenues are generally earned and recognized only upon satisfaction of the performance obligation. The performance obligation is deemed to be satisfied when the investor's funds are received by the issuer and all other terms of the subscription agreement have been met.

Financial instruments and credit risk

The financial instrument which potentially subjects the Company to credit risk is cash. The Company maintains its cash with a major domestic bank. From time to time, cash may exceed federally insured limits. The Company has not incurred losses related to these deposits.

Fair value of financial instruments

The Company's financial instruments consist of cash. The carrying amount of cash approximates fair value because of the short-term nature of this item.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, "Leases," which changes lessee accounting to reflect the financial liability and right-of-use assets that are inherent to leasing an asset on the balance sheet. The standard requires a modified retrospective approach, with restatement of the prior periods presented in the year of adoption, subject to any FASB modifications. This standard became effective for the first annual reporting period beginning after December 15, 2018. The Company adopted this standard on January 1, 2019. In evaluating the effect that ASU No. 2016-02 has on the Company's financial statements and related disclosures, the Company believes the impact is immaterial to the Company's ongoing financial statements.

MOODY SECURITIES, LLC

Notes to Financial Statements

December 31, 2019

Note 2 - Related party transactions:

Effective January 1, 2016, the Company entered into an office and administrative services agreement with a Company affiliated with its sole member through common ownership structured in accordance with the broker-dealer expense reporting provisions established by the U.S. Securities and Exchange Commission ("SEC"). On July 1, 2016, the Company entered into a new office and administrative services agreement with a Company affiliated with its sole member on the same terms and conditions as the January 1, 2016 agreement. The agreement automatically renews on an annual basis and includes furnishing of office space, supplies and equipment and facilitating the Company's payroll, insurance and employee benefits function. The Company paid $120,000 in management fees to this affiliate during the year ended December 31, 2019.

Effective January 1, 2016, the Company entered into a sublease agreement with an affiliate to lease office space in Houston, Texas for $1,000 per month. Total rent expense related to this agreement for the year ended December 31, 2019 was $12,000. The sublease agreement terminated on December 31, 2019.

The Company received all of its revenue of $9,415,046 for the year ended December 31, 2019 from REIT II, Village One DST and DST Sponsor.

Note 3 - Consulting agreement:

During January 2009, the Company entered into a consulting services agreement with MGL Consulting Corporation ("MGL") to provide bookkeeping services and FINRA compliance services. The agreement automatically renews on an annual basis until terminated by either party. The agreement includes a fixed monthly professional fee of $8,070 per month, plus additional professional fees regarding financial bookkeeping and regulatory compliance, which are billed based on MGL's fixed fee contract. Consulting fees paid to MGL were approximately $198,000 for the year ended December 31, 2019.

MOODY SECURITIES, LLC

Notes to Financial Statements

December 31, 2019

Note 4 - Net capital requirements:

In accordance with Rule 15c3-1 of the SEC, the Company's aggregate indebtedness, as defined, shall not exceed 15 times its net capital. The Company must also maintain minimum net capital. As of December 31, 2019, the Company's net capital, as defined, of $207,025 exceeded the required minimum of $14,997 by $192,028 and its ratio of aggregate indebtedness to net capital was 1.0866 to 1.0.

Note 5 - Subordinated liabilities:

There were no liabilities subordinated to claims of general creditors at any time during the year. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2019.

Note 6 - Commitments and contingencies:

The Company leased office space from a third party for $1,800 per month under terms of a one-year lease expiring August 31, 2020. The lease may be cancelled by the Company at any time with thirty-days' written notice to the landlord.

Note 7 - Subsequent events:

Management has evaluated subsequent events as of February 28, 2020, which is the date that the financial statements were available for issuance, and has determined that there are no subsequent events to be reported.

SUPPLEMENTAL INFORMATION

MOODY SECURITIES, LLC

Schedule I: Net Capital Computation Under Rule 15c3-1 of the Securities and Exchange Commission

For the Year Ended December 31, 2019

Net capital requirement, the greater of:			$	14,997
1/15 of Aggregate Indebtedness	$	14,997		
Minimum Dollar Requirement		5,000		
Net capital				207,025
Excess Net Capital:			$	192,028
Aggregate indebtedness			$	224,954
Excess net capital @ 100%				
(Net capital, less 10% aggregate indebtedness)			$	184,530
Ratio of aggregate indebtedness to net capital				108.66%
Ratio of subordinated indebtedness to debt/equity total				N/A
Total assets			$	686,871
Less - total liabilities				224,954
Net worth				461,917
Deductions from and/or charges to net worth:				
Total non-allowable assets		254,892		
Other deductions or charges		-		
Total deductions from net worth				254,892
Net capital before haircuts on securities positions				207,025
Haircuts on securities:				
Certificates of deposit and commercial paper		-		
U.S. and Canadian government obligations		-		
State and municipal government obligations		-		
Corporate obligations		-		
Stock and warrants		-		
Options		-		
Arbitrage		-		
Other securities		-		
Undue concentration		-		-
Net capital			$	207,025
Reconciliation with the Company's Computation (included in				
Part II of Form X-17A-5) as of December 31, 2019:				
Net capital, as reported in the Company's Part II (unaudited):				
Focus Report			$	209,525
Audit adjustments:				
Reverse accounts payable				42,500
Record accounts payable				(45,000)
Net capital, per above			$	207,025

See independent auditor's report

MOODY SECURITIES, LLC

Schedule II: Exemption From SEC Rule 15c3-3

For the Year Ended December 31, 2019

Note: The Company operates pursuant to the (k)(2)(i) exemption provisions of SEC Rule 15c3-3.

Frazier & Deeter
CPAs & ADVISORS

1230 Peachtree Street NE
Suite 1500
Atlanta, Georgia 30309
404.253.7500
www.frazierdeeter.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management
of Moody Securities, LLC

We have reviewed management's statements, included in the accompanying Moody Securities, LLC's Exemption Report, in which (1) Moody Securities, LLC identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Moody Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) Moody Securities, LLC stated that Moody Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Moody Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Moody Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Frazier + Deeter, LLC

Atlanta, Georgia
February 28, 2020



Moody Securities, LLC's Exemption Report

Moody Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17A-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. Moody Securities, LLC claimed an exemption 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) for the fiscal year ended December 31, 2019.
2. Moody Securities, LLC met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year of January 1, 2019 to December 31, 2019, without exception.

Moody Securities, LLC

I, Robert Engel, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

R Engel

Signature

CFO

Title

February 28, 2020

Frazier
&Deeter
CPAs & ADVISORS

1230 Peachtree Street NE
Suite 1500
Atlanta, Georgia 30309
404.253.7500
www.frazierdeeter.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

To Management of
Moody Securities, LLC
Houston, TX

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Moody Securities, LLC (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 to a copy of check number 3348 dated February 26, 2020 in the amount of $942, and check number 2916 dated August 1, 2019 in the amount of $792, noting no differences;

2. Compared the Total Revenues of $9,415,046 reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenues amounts reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3. Compared the total commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions of $8,259,034 reported in the Form SIPC-7 to the audited trial balance as of December 31, 2019, noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Atlanta, Georgia
February 28, 2020

Frazier + Deeter, LLC

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2019
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Moody Securities, LLC
6363 Woodway, Suite 110
Houston, Texas 77057

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kristy Johnson (281) 367-0380

2. A. General Assessment (item 2e from page 2) $1,734

B. Less payment made with SIPC-6 filed (exclude interest) (792)

8-1-2019
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 942

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $942

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $942

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Moody Securities, LLC
(Name of Corporation, Partnership or other organization)

K Engel, CFO
(Authorized Signature)

Dated the 27 day of Feb., 2020.

Designated Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2019**
and ending **12/31/2019**

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 9,415,046

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   8,259,034

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

        (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

        Enter the greater of line (i) or (ii)

        Total deductions   8,259,034

2d. SIPC Net Operating Revenues $ 1,156,012

2e. General Assessment @ .0015 $ 1,734

                                         (to page 1, line 2.A.)

Moody Securities, LLC
6363 Woodway Suite 110
Houston, TX 77057

Veritex Community Bank
17950 Preston Rd, Suite 500
Dallas, TX 75252

3348

113024164

PAY

**** NINE HUNDRED FORTY TWO AND 00/100 DOLLARS

TO THE
ORDER OF

DATE	AMOUNT
02/26/2020	$942.00*****

SIPC
Securities Investor Protection Corporation
P.O. Box 92185
Washington, DC   20090-2185

R Engel

MP

⑈003348⑈ ⑈113024164⑈ 3300249896⑈

DATE:02/26/2020 CK#:3348 TOTAL:$942.00***** BANK:Moody Securities, LLC(271gb)
PAYEE:SIPC(v0001706)

Property	Account	Invoice - Date	Description	Amount
271	6060-0000	271-02/25/20SIPC-7 - 02	SIPC-7 General Assessment Reconcilia	942.00
				942.00

DATE:02/26/2020 CK#:3348 TOTAL:$942.00***** BANK:Moody Securities, LLC(271gb)
PAYEE:SIPC(v0001706)

Property	Account	Invoice - Date	Description	Amount
271	6060-0000	271-02/25/20SIPC-7 - 02	SIPC-7 General Assessment Reconcilia	942.00
				942.00